Exhibit (a)(1)(viii)

TENDER AGENCY AGREEMENT

October 26, 2012

JPMorgan Chase Bank, N.A.

1 Chase Manhattan Plaza, Floor 58

New York, NY, 10005-1401

Attention: Tenders & Exchanges

Ladies and Gentlemen:

J.P. Morgan Securities plc (which conducts its United Kingdom investment banking activities as J.P. Morgan Cazenove), a public limited company organized under the laws of England and Wales (“Purchaser”), is proposing to make a tender offer (the “Offer”) to purchase ordinary shares (“Shares”) of CSR plc, a public limited company organized under the laws of England and Wales (the “Company”), upon the terms and subject to the conditions set forth in the Circular to Ordinary Shareholders and ADS Holders of the Company, dated October 29, 2012 (as amended or supplemented from time to time, the “Circular”). In connection with the offer, Purchaser will have the option to require the Company to purchase all Shares purchased in the Offer and the Company will have the option to require Purchaser to sell to the Company all Shares purchased in the Offer. Holders of American Depositary Shares (“ADSs”) of the Company, each representing four Shares, will be entitled to participate in the Offer on the terms set forth in the Circular and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) . In the United States, J.P. Morgan Securities LLC, the registered US broker-dealer affiliate of Purchaser, is also participating in the Offer. The number of ADSs to be purchased and the purchase price therefor shall be determined in accordance with the terms of the Circular. A definitive copy of the Circular is attached hereto as Exhibit A.

The Offer with respect to the ADSs will commence on October 29, 2012, and will expire at 5:00 P.M., New York City time, on November 28, 2012, unless extended as provided in the Circular (the last date to which the Offer with respect to the ADSs is extended and on which it expires is herein referred to as the “Expiration Date”).

The Company and the Purchaser each hereby appoint JPMorgan Chase Bank, N.A. (“you” or the “Tender Agent”), and you hereby agree, to act as Tender Agent in connection with the Offer. In such capacity, you will receive and make payment, on behalf of the Purchaser, for ADSs tendered pursuant to and in accordance with the terms of the Offer. For the purposes of the performance and discharge of such of your duties as Tender Agent under this Tender Agency Agreement (this “Agreement”) as you shall determine you may appoint Wells Fargo Shareowner Services, in turn as your agent (the “Sub-Agent”) and such Sub-Agent shall have the same rights, obligations and duties under this Agreement with respect to such duties as if it were named as the Tender Agent hereunder.

Each of the Company and the Purchaser represents, warrants and covenants, severally and not jointly, that (a) it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (b) the execution, delivery and performance of all transactions contemplated under the Offer (including without limitation this Agreement) have been duly authorized by all necessary corporate action and will not result in a breach of or constitute a default under its Memorandum and Articles of Association, or any indenture, agreement or instrument to which it is a party or is bound and (c) this Agreement has been duly executed and delivered by it and constitutes its legal, valid, binding and enforceable obligation. In addition (a) the Company represents, warrants and covenants that the Offer will at all times comply in all material respects with all applicable requirements of law, (b) the Purchaser represents, warrants and covenants that, in connection with the Offer, it will at all times comply in all material respects with all applicable requirements of law and (c) each of the Company and the Purchaser represents, warrants and covenants to the best of its knowledge, there is no material litigation pending or threatened as of the date hereof in connection with the Offer.

In connection with your duties as Tender Agent in connection with the Offer, the parties hereto agree as follows:

1. You shall obtain, in your capacity as depositary bank (“Depositary”) for the Company’s American Depositary Receipt program (i) a list set forth on magnetic tape or transmitted via File Transfer Protocol in a format showing (a) the names and addresses of all registered holders of ADSs (“ADS holders”) of the Company as of the close of business on the evening immediately prior to the commencement of the Offer and (b) the number of ADSs held by each ADS holder at such time, (ii) a hard copy list of the information set forth in (i) above, and (iii) a list of American Depositary Receipt (“ADR”) certificates (giving certificate numbers) representing ADSs which have been or are, as of such date, lost, stolen, destroyed, replaced or restricted as to transfer (noting the text of the restrictive legends applicable thereto) or with respect to which a stop transfer order has been noted. You agree to obtain, in your capacity as Depositary, transfer sheets of the ADSs updated on a daily basis. The records delivered shall also include, to the extent available, account numbers and taxpayer identification numbers of the ADS holders.

2. Prior to the commencement of the Offer, the Company shall deliver the Circular (in the form attached hereto as Exhibit A) to the Tender Agent (the “Offer Documents”).

3. Prior to the commencement of the Offer, the Tender Agent shall prepare a draft Letter of Transmittal (including instructions as to the use thereof, together with a substitute Form W-9 and tax guidelines) for the Company’s review and shall arrange for envelopes to be available in sufficient size and quantity in order to mail the Offer Documents to ADS holders, and for each ADS holder to return duly a executed and completed Letter of Transmittal together with ADR certificates evidencing ADSs. The Company will be deemed to have consented to the use of such Letter of Transmittal in the form presented by the Tender Agent unless the Company shall have notified the Tender Agent to the contrary within 48 hours of the time the Tender Agent delivered the Letter of Transmittal to the Company for its review.

4. Prior to the commencement of the Offer, the Company shall deliver, or cause to be delivered, to the Tender Agent: (A) an opinion of U.S. counsel to the Company, in form and substance reasonably acceptable to the Tender Agent, to the effect that (i) the Offer does not violate in any material respect the applicable provisions of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) to the extent the matter is governed by the laws of the State of New York, this Agreement constitutes a valid and binding agreement of the Company, enforceable against it in accordance with its terms; and (B) an opinion of United Kingdom counsel to the Company, in form and substance reasonably acceptable to the Tender Agent, to the effect that (i) the Company is duly incorporated and validly existing under the laws of England and Wales, (ii) the Company has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder; (iii) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate actions of the Company; (iv) this Agreement has been duly executed by the Company; (v) the choice of the law of the State of New York as the governing law of this Agreement is a valid choice of law and English law will treat the validity and binding nature of any obligations contained in this Agreement as being governed by the laws of the State of New York, (vi) the Offer does not conflict with or result in any breach or violation by the Company of any law or regulation having the force of law in England and Wales and applicable to the Company, and does not require any authorisation, approval or consent from, or any filing or registration with, any public authority or governmental agency in England and Wales to enable the Offer to be made to holders of ADSs, and (vii) the execution and delivery of this Agreement by the Company, the exercise of its rights and performance of its obligations hereunder and the completion of the transactions contemplated hereby does not conflict with or result in any breach or violation by the Company of any term of its memorandum and articles of association or of any law or regulation having the force of law in England and Wales and applicable to the Company, and does not require any authorisation, approval or consent from, or any filing or registration with, any public authority or governmental agency in England and Wales.

5. As soon as practicable after receipt of each of the Offer Documents in sufficient quantities for mailing, you shall mail each of the Offer Documents, by first class mail, postage prepaid, to each ADS holder reflected in the books maintained by you in your capacity as Depositary. The Company shall furnish to the Tender Agent copies of each of the items referred to in Section 2 (a) and (b) hereof in sufficient quantities and in adequate time to enable the mailing to be carried out.

6. You shall in accordance with Rule 17Ad-14 promulgated under the Exchange Act, and the terms and conditions of the Offer, establish an account or accounts with respect to different pricing ranges at which holders of ADSs are willing to tender their ADSs (each a “Book-Entry Account”) with respect to the ADSs at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility may make book-entry delivery of ADSs by causing the

Book-Entry Transfer Facility to transfer such ADSs into the appropriate account in accordance with its procedures for transfer. However, although delivery of the ADSs may be effected through book-entry transfer at the Book-Entry Transfer Facility, a properly completed and validly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent’s Message (hereinafter defined), and any other required documents must, in any case, be received by you or the tendering ADS holder must comply with the guaranteed delivery procedures for the ADSs to be validly tendered. The Book-Entry Accounts shall be maintained until all ADSs tendered pursuant to the Offer shall have been either accepted for payment or returned. The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Tender Agent and forming a part of a Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

7. The Tender Agent will timely examine each Letter of Transmittal, each ADR certificate (if applicable), and each other document delivered or mailed to it by or for ADS holders, in order to ascertain, to the extent reasonably determined by the Tender Agent, whether: (a) each Letter of Transmittal has been duly executed and properly completed in accordance with the instructions set forth therein; (b) the ADSs have been properly surrendered and, if appropriate, endorsed for transfer or accompanied by properly completed stock powers or, in the case of a delivery of ADSs by book entry transfer through the Book-Entry Transfer Facility, the Agent’s Message has been duly transmitted to the Tender Agent by the Book-Entry Transfer Facility; (c) all other documents, if any, that are required to accompany the Letter of Transmittal and ADR certificates (if applicable), or otherwise required to have been submitted to the Tender Agent have been duly executed and properly completed and are in the proper form; and (d) after reviewing the Stop-Transfer List for the ADSs, the ADR certificates are listed as being lost, stolen, destroyed or otherwise invalid or subject to restrictions on transfer or stop orders.

In the event the Tender Agent ascertains that any Letter of Transmittal or any other required document has been improperly completed or executed, that any of the ADR certificates are not in proper form for transfer or that some other irregularity exists, it shall follow its regular procedures to attempt to cause such irregularity to be corrected. The Tender Agent may accept corrections to irregularities by telephone. If any such deficiency is neither corrected nor waived, the Tender Agent shall return to the surrendering ADS holder (at the Tender Agent’s option by either first class mail under a blanket surety bond or insurance protecting the Tender Agent from losses or liabilities arising out of the non-receipt or non-delivery of ADR certificates, or by registered mail insured separately for the value of such ADR certificates) to such ADS holder’s address as set forth in the Letter of Transmittal any ADR certificates surrendered in connection therewith and the related Letter of Transmittal.

Upon the Tender Agent’s receipt of any ADR certificate which appears on the Stop-Transfer List, the Tender Agent shall promptly notify the Company that it has received such ADR certificate, specifying the ADR certificate number, the number of ADSs represented by such ADR certificate and the name appearing on such ADR certificate, and the Tender Agent shall hold each such ADR certificate and the accompanying Letter of Transmittal pending receipt of further instructions from the Company. The Company agrees to notify the Purchaser of any such notifications received from the Tender Agent.

The determination by the Company of any questions referred to the Company or its counsel by the Tender Agent as to the acceptance of any surrender of ADSs, the proper completion or execution of any Letter of Transmittal and other required documents, the proper form for transfer of any ADR certificate, and whether to reject any or all submissions by ADS holders not in proper form or to waive any irregularities or conditions, shall be final and binding, and the Tender Agent may rely thereon as provided herein. Defective submissions shall be deemed validly made at the time the irregularities have been cured to the satisfaction of, or waived by, the Company. Any costs of contacting ADS holders for the purpose of correcting irregularities shall be incurred for the account of the Company. The Tender Agent shall also attempt to determine proper Taxpayer Identification Numbers in the event that such numbers have been omitted from the relevant documents.

8. All ADSs must be tendered in accordance with the terms and conditions set forth in the Circular and the Letter of Transmittal. Payment for Shares underlying ADSs tendered and accepted for payment pursuant to the Offer shall be made only upon joint instruction signed by each of the Company and the Purchaser to you after deposit with you of ADR certificates evidencing such ADSs (or confirmation of book-entry transfer of such ADSs into the appropriate account), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or an Agent’s Message with respect to such ADSs, with any required signature guarantees, and all other documents required by the Offer. Except as otherwise provided for herein, you shall comply with the reasonable instructions of the Company with respect to any tender of the ADSs.

9. A tendering ADS holder may withdraw ADSs tendered only as set forth in Part IV of the Circular, in which event you shall, as promptly as possible after notification of such withdrawal, return such ADSs to, or in accordance with the instructions of, such ADS holder and such ADSs shall thereafter be deemed not to have been validly tendered. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. You will notify the Company of any defects or irregularities in any notice of withdrawal. You will be under no duty, however, to give notification to any person other than the Company of any defects or irregularities in any notice of withdrawal or incur any liability to any tendering ADS holder for failure to give any such information.

10. On each of the last ten business days up to and including the Expiration Date you shall advise by telephone or e-mail, not later than 10:00 a.m., New York City time, Brett Gladden (email—Brett.Gladden@csr.com, Phone—011 44 1223 692168) at the Company and James Robinson (email – james.robinson@jpmorgancazenove.com, Phone – 011 44 207 134 7294) at Purchaser, of the number of ADSs which have been duly tendered the preceding business day, stating separately the cumulative number of ADSs tendered as of the close of the preceding business day, the number of such ADSs tendered by book-entry delivery , and the number of ADSs tendered about which you have questions concerning validity. Promptly thereafter (by the close of the next business day), you shall confirm such advice to the above persons in writing, to be transmitted by telecopier, pouch or other special form of delivery. You shall also inform the aforementioned persons, and such other persons as may be designated from time to time, of such other information as they may reasonably request, including, without limitation, the names and addresses of registered holders of tendered ADSs.

11. Each Letter of Transmittal and all telegrams, facsimile transmissions and other materials submitted to you shall be preserved by you until delivered to or otherwise disposed of in accordance with the Company’s instructions at or prior to the termination hereof.

12. The Company shall notify you in writing (which can be sent by email) and by facsimile transmission of any extension or amendment of the Offer.

13. You shall follow and act upon any reasonable written amendments, modifications or supplements to these instructions, and upon any further reasonable instructions in connection with the Offer, any of which may be given to you in writing by the Company or such other persons as it may authorize.

14. Purchaser shall notify you in writing of the number of Shares represented by ADSs, if any, that have been accepted for payment and shall deliver to you immediately available funds in an amount sufficient to pay for such Shares under the Offer. Subject to your receiving sufficient funds, you will convert such funds into U.S. dollars in the same manner you would do so in your role as Depositary, and promptly after settlement thereof, pay for such Shares by check (or by wire to the Book-Entry Transfer Facility with respect to those accepted ADSs tendered utilizing an Agent’s Message) on behalf of Purchaser. The Company shall also deposit with you, upon your request, immediately available funds in an amount equal to the stock transfer or other taxes, if any, payable in respect of the transfer to Purchaser of all Shares so purchased.

15. The Company has been advised by its U.S. counsel, and the Company hereby notifies the Tender Agent, that the Tender Agent shall provide each holder of ADSs representing Shares accepted in the Offer a Form 1099-B noting the gross cash proceeds paid to each such holder. You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to obtaining certifications as to the accuracy of Tax Identification Numbers, shall file any appropriate reports required to be filed with the IRS, such as Forms 1096, 1099, 1099-B, 1099-DIV, etc., and shall furnish to tendering ADS holders such information as is required by law to be so furnished. You may be required to deduct withholding from cash payments to ADS holders who have not supplied their correct Taxpayer Identification Number or required certification. Such funds will be turned over to the IRS by you.

16. If, pursuant to the provisions of Instruction 4 of the Letter of Transmittal, Shares represented by fewer than all of the ADSs evidenced by any ADR certificate delivered to you are to be accepted for payment, you shall, promptly after the Expiration Date, in your capacity as Depositary, return or cause to be returned the remainder of the whole number of ADSs that were evidenced by such certificate to, or in accordance with the instructions of, the tendering ADS holder. The returned ADSs will be recorded in book-entry form on the register of ADS holders maintained by the Depositary, which shall mail a statement to the tendering ADS holder noting the number of returned ADSs so recorded. Fractional ADSs shall be aggregated and sold and the net proceeds from such sale distributed to holders of ADSs entitled thereto.

17. If, pursuant to the terms of the Offer, the Purchaser does not accept a tender from an ADS holder or ADS holders, or ADSs are tendered but withdrawn in the manner provided in Part VII of the Circular, you shall promptly return to, or in accordance with the reasonable instructions of, each tendering ADS holder the ADSs not tendered or purchased. The returned ADSs will be recorded in book-entry form on the register of ADS holders maintained by the Depositary, which shall mail a statement to the tendering ADS holder noting the number of returned ADSs so recorded. In the case of ADSs tendered by book-entry transfer, whole ADSs representing Shares not acquired in the Offer shall be returned by the delivery thereof to the account of the tendering ADS holder at the Book-Entry Transfer Facility in which such ADSs had been tendered.

18. Statements reflecting unpurchased ADSs shall be forwarded by first class mail.

19. As Tender Agent you:

(a) shall have no obligation to make payment for Shares represented by any tendered ADSs unless Purchaser (or a third party on the Purchaser’s behalf) shall have provided the necessary funds to you to pay in full all amounts due and payable with respect thereto;

(b) will have no duties or obligations other than those specifically set forth herein, or as may subsequently be agreed to in writing by you, the Purchaser and the Company;

(c) will be regarded as making no representations or warranties and having no responsibilities regarding the validity, sufficiency, value or genuineness of any ADR certificates evidencing ADSs, or of the ADSs evidenced thereby surrendered to you; will not be required or requested to make, and you will not make, any representations as to the validity, sufficiency, value or genuineness of the Offer; and will not be responsible in any manner whatsoever for the correctness of the statements made in the Offer Documents or in any document furnished to you by the Company or Purchaser;

(d) will not be obligated to institute or defend any action, suit or legal proceeding in connection with the Offer, or your duties hereunder, or take any other action which might in your judgment involve, or result in, expense or liability to you, unless you shall have been furnished with indemnity reasonably satisfactory to you;

(e) may rely on, and shall be protected in acting upon, any certificate, instrument,

security, opinion, representation, notice, letter, paper, telegram or other document delivered to you and in good faith believed by you to be genuine and to have been signed by the proper party or parties; You may rely, and shall be protected in relying, upon any Letter of Transmittal, any ADR certificate, any records delivered to you by or on behalf of the Company or the Purchaser, or any opinion of counsel believed by you to be genuine and to have been signed or presented by the proper party or parties;

(f) may rely on, and shall be protected in acting upon written or oral instructions given by any officer of, or any party authorized by, the Company or Purchaser with respect to any matter relating to your actions as Tender Agent;

(g) may consult with counsel satisfactory to you (including counsel for Purchaser or the Company), and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in accordance with such advice or opinion of such counsel;

(h) shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except for those made by you), the Circular, any offering materials, the ADR certificates or be required to verify the same except to the extent otherwise provided herein;

(i) shall not be liable for any action taken or omitted by you, or any action suffered by you to be taken or omitted, without gross negligence, bad faith or willful misconduct on your part, by reason of or as a result of the administration of your duties hereunder, and you may rely on and shall be protected in acting upon the written instructions of officers of each of Purchaser and the Company relating to your duties hereunder, and such other representatives of either of them as they may hereafter designate in writing;

(j) may employ agents or attorneys-in-fact at the expense of the Company and shall not be liable for any loss or expense arising out of, or in connection with, the actions or omissions to act of its agents or attorneys-in-fact, so long as you acted in good faith and without gross negligence or willful misconduct in connection with the selection of such agents or attorneys-in-facts;

(k) shall not be liable for any failure or delay arising out of conditions beyond your or your agents reasonable control including, but not limited to, work stoppages, fires, civil disobedience, riots, terrorism, rebellions, storms, electrical, mechanical, computer or communications facilities failures, acts of God or similar occurrences;

(l) are, if any property subject hereto is at any time attached, garnished, or levied upon under any court order or in case the payment, assignment, transfer, conveyance, or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, authorized, in your sole discretion, to rely upon and comply with any such order, judgment, or decree which you are advised by legal counsel of your own choosing is binding upon you; and, if you comply with any such order, judgment, or decree, you shall not be liable to the Purchaser or the Company or to any other person, firm, or corporation by reason of such compliance even though such order, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated; and

(m) will not at any time advise any person tendering ADSs as to the wisdom or advisability of making or not making any tender pursuant to the Offer, the value or decline or appreciation in the market value of the ADSs (or the Shares underlying such ADSs) or any other financial or legal aspect of the Offer or any transaction related thereto. If such advice is requested of you, you shall respond that you are not authorized to give such advice and shall recommend that the person requesting such advice consult his or her own investment advisor or broker.

In addition, in the absence of gross negligence or willful misconduct on its part, neither the Tender Agent nor any of its agents (including, without limitation, the Sub-Agent) shall be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under this Agreement. Anything in this Agreement to the contrary notwithstanding, in no event shall the Tender Agent or any of its agents (including, without limitation, the Sub-Agent) be liable for special, indirect, incidental or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if any of them has been advised of the possibility of such damages and regardless of the form of action. In the event any question or dispute arises with respect to the proper interpretation of this Agreement or your duties hereunder or the rights of Purchaser, the Company or of any ADS holder tendering ADSs in the Offer, neither the Tender Agent nor any of its agents (including, without limitation, the Sub-Agent) shall be required to act and none shall be held liable or responsible for refusing to act until the question or dispute has been judicially settled (and the Tender Agent may, if it deems it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all ADS holders and parties interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to the Tender Agent and executed by the Tender Agent, Purchaser and the Company. In addition, you may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the ADS holders and all other parties, in each case that may have an interest in the settlement.

20. For services rendered as Tender Agent hereunder, you shall be entitled to payment by the Company of the fees specified in Exhibit C hereto. The Company shall also reimburse you for your reasonable out-of-pocket expenses (including, but not limited to, reasonable counsel fees) in connection with your services promptly after submission to the Company of statements therefor. No provision of this Agreement shall require you to expend or risk your own funds or otherwise incur any financial liability in the performance of any of your duties hereunder or in the exercise of your rights unless the repayment of such funds or adequate indemnification against such risk or liability is reasonably assured to you in writing.

21. The Company covenants and agrees to reimburse, indemnify and hold you, the Sub-Agent and each of your and its respective agents, employees, representatives, officers and affiliates, harmless from and against any and all claims, actions, judgments, damages, losses, liabilities, costs, transfer or other taxes, and expenses (including without limitation reasonable attorney’s fees and expenses) (each, a “Loss”) which are actually paid, incurred or suffered by any of them, or to which any of them actually become subject, arising out of or incident to this Agreement or the administration of any duties hereunder, or arising out of or incident to compliance with the instructions set forth herein or with any instructions delivered pursuant hereto, or as a result of defending itself against any claim or liability resulting from actions as or on behalf of the Tender Agent, including any claim by any tendering ADS holder or other person or entity, which covenants and agreements shall survive the termination hereof; except to the extent such Loss shall have been finally determined by a court of competent jurisdiction to be a result of the Tender Agent’s gross negligence or willful misconduct. Each of the Company and the Purchaser acknowledges that none of the Tender Agent, the Sub-Agent or any other agent of any of them will be required to maintain any insurance coverage specifically for the benefit of the Company or the Purchaser. The Tender Agent will, however, provide summary information regarding its own general insurance coverage to the Company upon written request. Notwithstanding anything to the contrary contained herein, the aggregate liability of you, the Sub-Agent and each of your and their agents, employees, representatives, officers and affiliates with respect to, arising from or arising in connection with this Agreement or from all services provided or omitted to be provided hereunder, whether in contract, tort or otherwise, is limited to, and shall not, in the aggregate exceed, $250,000.

For purposes of this Section 21, Purchaser and J.P. Morgan Securities LLC shall in no event be deemed or considered “affiliates” of you, and vice versa.

22. Your obligations under this Agreement shall terminate at the earliest of (a) one year from the date hereof, (b) when all tendered ADSs shall have either been accepted for purchase and paid for or otherwise returned and (c) upon 30 days prior written notice from the Tender Agent to the Purchaser and the Company or vice versa. The provisions of Sections 20 and 21 shall survive any termination hereof.

23. Except as otherwise provided herein, no notice, instruction or other communication by one party shall be binding upon any other party unless hand-delivered , sent by air courier or by certified mail, return receipt requested or if sent by facsimile transmission, confirmed by letter. Notice to the parties shall be sent or delivered to the addresses set forth below or such other addresses as such party shall hereafter designate in writing:

To Purchaser: J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP England Attention: James Robinson Fax: +44 (0) 20 7325 4508 Email: james.robinson@jpmorgancazenove.com	To Tender Agent: JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, Floor 58 New York, NY, 10005-1401 Attention: Depositary Receipts Fax: 302-220-4591 Email: paul.f.martin@jpmorgan.com

with courtesy copies to: Ashurst LLP Broadwalk House 5 Appold Street London EC2A 2HA England Attention: Jennifer Schneck Fax: +44 (0) 20 7638 1112	with courtesy copies to: Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 Attention: Scott A. Ziegler Fax: (212) 319-7605

To the Company: CSR plc Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ Attention: Brett Gladden Fax: +44 1223 692005

with courtesy copies to: Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304 Attention: Steven V. Bernard Bradley L. Finkelstein Fax: (650) 493-6811

24. USA PATRIOT ACT Disclosure. Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) requires the Tender Agent to implement reasonable procedures to verify the identity of certain persons. Accordingly, the Company acknowledges that Section 326 of the USA PATRIOT Act and Tender Agent’s identity verification procedures require the Tender Agent to obtain information which may be used to confirm the Company’s identity, including without limitation the Company’s name, address and organizational documents (“identifying information”). The Company may also be asked to provide information about its financial status such as its current audited and unaudited financial statements. The Company agrees to provide Tender Agent with and consents to Tender Agent obtaining from third parties any such identifying and financial information required as a condition of opening an account with or using any service provided by Tender Agent.

25. This Agreement may be amended in a writing signed by the parties hereto; provided, however, that, after the commencement of the Offer, this Agreement may be amended in a writing signed only by the Tender Agent, the Company and the Purchaser.

26. This Agreement shall be interpreted and construed in accordance with the laws of the State of New York. All actions and proceedings relating to or arising from, directly or indirectly, this Agreement may be litigated in U.S. federal or state courts located within the Borough of Manhattan, City and State of New York. Each of the Purchaser and the Company hereby submits to the personal jurisdiction of such courts; hereby waives personal service of process and consents that any such service of process may be made by certified or registered mail, return receipt requested, directed to such party at its address last specified for notices hereunder, and service so made shall be deemed completed five (5) days after the same shall have been so mailed; and hereby waives the right to a trial by jury in any action or proceeding with the Tender Agent. All actions and proceedings brought by the Purchaser or the Company against the Tender Agent relating to or arising from, directly or indirectly, this Agreement shall be litigated only in courts located within the State of New York. This Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties.

27. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible. Any inconsistency between this Agreement and the Offer as it may from time to time be amended shall be resolved in favor of the latter, except with respect to the duties, liabilities and indemnification of you as Tender Agent.

28. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

29. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument. For purposes of this Agreement words importing persons shall include individuals, firms, corporations, partnerships, trusts, limited liability companies, associations, joint ventures, unincorporated organizations, receivers, trustees and/or other entities, and any government, governmental department or agency or political subdivision thereof.

Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning to us the enclosed copy.

Very truly yours,

J.P. MORGAN SECURITIES PLC

By:	/s/ Rupert Sadler
Name:	Rupert Sadler
Title:	Managing Director

CSR PLC

By:	/s/ Brett Gladden
Name:	Brett Gladden
Title:	Corporate Secretary

Agreed to and Accepted as of

the date first written above:

JPMorgan Chase Bank, N.A.

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President